Mail Stop 3561

April 23, 2007

Marcie E. Copson-Hall
Senior Vice President
FIA Card Services, National Association
1100 N. King Street
Wilmington, DC 19884-0781

Re: BA Credit Card Trust
   Form 10-K for the fiscal year ended June 30, 2006
   Filed September 28, 2006

   Form 10-D for the monthly distribution period from April 1, 2006 to April 30, 2006
   Filed May 15, 2006
   File No. 333-50316-02

Dear Ms. Copson-Hall,

   We have reviewed your responses to the comments in our letter dated March 15, 2007 and have the following additional comments.

Form 10-K
Signatures

1. While we note your response to prior comment 2, we do not agree with your analysis and we reissue the comment. Rule 15d-14(d) of the Exchange Act, General Instruction J(3)(b) to Form 10-K, footnote 1 to Item 601(b)(31)(ii) of Regulation S-K, require that the certification be signed, in your case, by the senior officer in charge of the servicing function of the servicer. You <u>may</u> also include the title of that person in the organization in the signature block.

Form 10-D for the period ending April 30, 2006
Part II
Item 3 – Sales of Securities and Use of Proceeds

2. We note your response to prior comment 5. Please revise to provide the CIK number for the issuing entity and list the dates and file numbers of the reports so that investors may locate the information that has been previously reported.

**   **   **

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Rolaine Bancroft at (202) 551-3313 with any questions. If you need further assistance, you may call me at (202) 551-3750.

Sincerely,

Max A. Webb
Assistant Director

cc: Michael H. Mitchell, Esq.
       Orrick, Herrington & Sutcliffe LLP
       via facsimile: 202-339-8500